Performance for the Second Quarter ended Sep 30, 2011

S. D. Shibulal
CEO and Managing Director

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarter ended June 30, 2011.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products, Platforms & Solutions
- Infosys BPO
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance



Highlights...

- Revenues were ₹8,099 crore for the quarter ended September 30, 2011; QoQ growth was 8.2%; YoY growth was 16.6%
- Net profit after tax was ₹1,906 crore for the quarter ended September 30, 2011; QoQ growth was 10.7%; YoY growth was 9.7%
- Earnings per share (EPS) was ₹33.36 for the quarter ended September 30, 2011; QoQ growth was 10.7%; YoY growth was 9.7%

…Highlights

- 45 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 15,352 employees (net addition of 8,262) for the quarter by Infosys and its subsidiaries
- 1,41,822 employees as on September 30, 2011 for Infosys and its subsidiaries
- Declared an interim dividend of ₹15 per share

Financial Performance

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Sep 30,		Growth (%)	June 30, 2011	Growth % Q2 12 over Q1 12
	2011	2010			
Revenues	**8,099**	**6,947**	**16.6**	**7,485**	**8.2**
Cost of sales	4,744	3,971	19.5	4,577	3.6
Gross Profit	**3,355**	**2,976**	**12.7**	**2,908**	**15.4**
Operating Expenses:					
Selling and marketing expenses	456	380	20.0	398	14.6
Administration expenses	618	498	24.1	558	10.8
Total Operating Expenses	**1,074**	**878**	**22.3**	**956**	**12.3**
Operating Profit	**2,281**	**2,098**	**8.7**	**1,952**	**16.9**
Other Income, net	387	267	44.9	443	(12.6)
Profit before income taxes	**2,668**	**2,365**	**12.8**	**2,395**	**11.4**
Income tax expense	762	628	21.3	673	13.2
Net Profit	**1,906**	**1,737**	**9.7**	**1,722**	**10.7**
Earnings per equity share					
Basic (₹)	**33.36**	**30.41**	**9.7**	**30.14**	**10.7**
Diluted (₹)	**33.36**	**30.40**	**9.7**	**30.14**	**10.7**

Operational Performance



Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
North America	65.3	64.2	65.8	64.5	66.4
Europe	20.5	21.3	21.8	21.4	21.6
India	2.2	2.6	2.1	2.4	1.6
Rest of the world	12.0	11.9	10.3	11.7	10.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Effort					
Onsite	25.2	25.5	24.5	24.9	23.2
Offshore	74.8	74.5	75.5	75.1	76.8
Utilization					
Including trainees	70.2	69.6	74.3	70.2	71.4
Excluding trainees	77.3	74.9	81.2	76.9	78.4

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Fixed Price	37.7	39.1	39.9	39.7	39.2
Time & Materials	62.3	60.9	60.1	60.3	60.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Onsite-Offshore Revenue split

In %

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Revenue					
Onsite	49.9	50.7	50.2	49.8	47.7
Offshore	50.1	49.3	49.8	50.2	52.3

Client Data

	Quarter ended			Year ended	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	647	628	592	620	575
Added during the period	45	26	27	139	141
Number of million dollar clients*					
1 Million dollar +	388	374	337	366	338
5 Million dollar +	188	183	173	187	159
10 Million dollar +	128	125	113	126	97
20 Million dollar +	80	80	66	73	59
30 Million dollar +	59	54	48	53	41
40 Million dollar +	47	44	37	41	33
50 Million dollar +	35	32	27	28	26
60 Million dollar +	25	23	18	24	16
70 Million dollar +	21	21	15	19	12
80 Million dollar +	17	15	12	15	10
90 Million dollar +	14	12	11	11	8
100 Million dollar +	11	11	10	11	6
200 Million dollar +	2	2	2	2	1
300 Million dollar +	1	–	–	–	–
Client contribution to revenue					
Top client	4.6%	4.5%	4.7%	4.7%	4.6%
Top 5 clients	15.9%	15.9%	15.8%	15.4%	16.4%
Top 10 clients	25.2%	25.2%	26.7%	25.7%	26.2%
Repeat business	98.5%	99.2%	98.4%	98.0%	97.3%
Account receivables - LTM (in days)	61	63	63	63	59

*LTM (Last twelve months) Revenues

Awards and Recognitions

- Forbes and HOLT, a division of Credit Suisse, ranked Infosys among the world's most innovative companies, based on an 'innovation premium', a metric of stock market valuation by investors in anticipation of sustainable innovation.
- Infosys was conferred Asia's Most Preferred Brand in the Information Technology category at the Asian Leadership Awards Hosted by the Asian Confederation of Businesses and supported by Stars of the Industry Group.
- We also received the DHL - CNBC-TV18 International Trade Awards for 2010-11 which recognizes innovation and excellence demonstrated by service providers who have made a significant contribution to international trade facilitation in India.
- Infosys BPO was given the Award for Continuous Innovation in HR Strategy at Work at Asia's Best Employer Brand Awards 2011, and the Award for Supporting and Improving Quality of Education at Asia's Best CSR Practices Awards 2011

Client Acquisition & Expansion of Services



Client Acquisition & Expansion of Services

- **Infosys continues to transform enterprises through its world-class business consulting model.**
- We are helping a luxury lifestyle retail major transform and harmonize its product lifecycle business processes across various divisions and brands.
- A major international bank selected us as its end-to-end partner for the development and deployment of a global customer platform across 140 countries, to identify and profile its customer relationships across business units and geographies.
- A global wireless device major partnered with us for the design and development of its next generation automotive range wireless chipsets and support for its go-to-market initiatives in emerging regions.
- For a global semiconductor major, we are developing a next generation Graphic Processor Unit (GPU) targeted at the smartphone, tablet and netbook markets, involving highly complex Very Large Scale Integration (VLSI) chip design.

Products, Platforms & Solutions



Finacle ™

- Finacle™ from Infosys has been positioned as a leader in the Gartner Magic Quadrant for International Retail Core Banking (IRCB) 2011.
- Finacle™ continued its business momentum, adding 17 wins this quarter. Of these, two were from Europe, Middle East and Africa (EMEA) and 15 were from the Asia-Pacific (APAC) region.
- Bank Administration Institute (BAI) and Finacle™ launched the first ever 2011 BAI – Finacle™ Global Banking Innovation Awards, which will recognize and support innovation in the retail banking industry.

Infosys Edge™- Business Platforms in the Cloud

- Infosys unveiled Infosys Edge™ suite of business platforms in the Cloud this quarter. Infosys Edge™ platforms are focused on accelerating business innovation for clients across functions.
- This quarter Infosys Edge™ signed ten strategic deals. Of these, four were from EMEA, four were from Americas and two were from the APAC region.

Cloud

- Infosys continues to see strong momentum with its Cloud practice having delivered over 125 engagements till date.
- We continue to strengthen our Cloud ecosystem, with over 30 partners delivering a trusted system for our clients.
- A large hi-tech client has selected Infosys to develop a Cloud-based monitoring solution, using technologies such as Hadoop and Exadata, to manage and meter its enterprise infrastructure.

Mobility

- Infosys' Mobility practice has been seeing strong growth. The practice is helping clients leverage the potential of mobility, and has completed over 100 enterprise implementations for more than 50 clients.
- We have developed an innovative tablet based solution for a leading North American retailer, for store associates to enhance the shopping experience of its customers.

Infosys BPO

- Infosys BPO has seen traction in the insurance sector this quarter. An international general insurance major engaged us to build an Insurance Centre of Excellence (CoE) to increase agility, increase cost savings, access to skills and create sustainable service.
- A leading life insurance and annuity company selected us to migrate policies from its existing platform to Infosys VPAS® (Variable Product Administration Systems).
- We were selected by a leading retailer in the United Kingdom to outsource its customer service functions to our operations in the Philippines.

Process innovation

During the quarter, Infosys applied for 48 patent applications in India and the U.S. With this, Infosys has an aggregate of 424 patent applications (pending) in India and the U.S., and has been granted 30 patents by the United States Patent and Trademark Office.

Human Resources



Employee Metrics

	Quarter ended			Year ended	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,41,822	1,33,560	1,22,468	1,30,820	1,13,796
S/W professionals	1,34,147	1,26,129	1,15,972	1,23,811	1,06,864
Billable	1,13,810	1,11,667	99,667	1,09,026	93,254
Banking product group	7,738	6,838	5,178	6,220	4,730
Trainees	12,599	7,624	11,127	8,565	8,880
Sales & Support	7,675	7,431	6,496	7,009	6,932
Gross addition	15,352	9,922	14,264	43,120	27,639
Of which lateral addition	2,318	4,058	4,138	15,883	4,895
Attrition	7,090	7,182	6,618	26,096	18,693
Net addition	8,262	2,740	7,646	17,024	8,946
Attrition % (LTM)*	15.6%	15.8%	17.1%	17.0%	13.4%

** Excluding subsidiaries*

Infrastructure



Infrastructure

- As on Sep 30, 2011, the company had **28** mn sq. ft of space capable of accommodating **1,26,640** employees and **8.2** mn sq. ft under completion capable of accommodating **38,203** employees

Outlook



IFRS – Consolidated

*Outlook under IFRS – consolidated**

Quarter ending December 31, 2011

- Revenues are expected to be in the range of ₹8,826 crore and ₹9,012 crore; YoY growth of 24.2% to 26.8%
- Earnings per share (EPS) is expected to be in the range of ₹38.51 and ₹39.20; YoY growth of 23.6% to 25.8%

Fiscal year ending March 31, 2012

- Revenues are expected to be in the range of ₹33,501 crore and ₹34,088 crore; YoY growth of 21.8% to 24.0%
- Earnings per share (EPS) is expected to be in the range of ₹143.02 and ₹145.26; YoY growth of 19.7% to 21.6%

* Conversion 1 US$ = ₹ 48.98

Summary



Summary

- The global macroeconomic environment is still uncertain. It is and should be a concern for the IT industry. In this scenario, clients are looking for new opportunities for growth, accelerated innovation and increased returns on investments. Our strategic initiatives and organization structure will enable us to build long term partnerships with our clients and help them drive their business objectives.
- Infosys is sharply focused on spurring growth, innovation and driving efficiency for its clients' enterprises.
- We are committed to delivering measurable additional business value by effectively optimizing our clients' operations.
- The global currency market continues to remain highly volatile on the back of weak economic recovery in most of the developed markets. Our continued focus on adding measurable value to clients, coupled with our flexible financial model will enable us to make the right investments without compromising on high-quality growth.

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